

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Gina Sheldon
General Counsel
fuboTV Inc.
1330 Avenue of the Americas
New York, NY 10019

   Re: fuboTV Inc.
    Registration Statement on Form S-4
    Filed January 27, 2021
    File No. 333-252445

Dear Ms. Sheldon:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Morris at (202) 551-3314 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Douglas Schnell